     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 19, 1998



                                                              FILE NO. 333-49753

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         ENVIRONMENTAL SAFEGUARDS, INC.
             (Exact name of registrant as specified in its charter)

                     NEVADA                                         87-0429198
          (State or other jurisdiction                            (IRS Employer
       of incorporation or organization)                       Identification No.)

             2600 SOUTH LOOP WEST, SUITE 645, HOUSTON, TEXAS 77054

                      (713) 641-3838/(713) 641-0756 -- FAX

  (Address of principal executive offices, including zip code and Registrant's telephone number, including area code)

    JAMES S. PERCELL, 2600 SOUTH LOOP WEST, SUITE 645, HOUSTON, TEXAS 77054
                                 (713) 641-3838
 (Name and address of agent for service and agent's telephone number, including area code)

                                With copies to:
  ROBERT D. AXELROD, AXELROD, SMITH & KIRSHBAUM, 5300 MEMORIAL DR., STE. 700,
                              HOUSTON, TEXAS 77007
                      (713) 861-1996/(713) 552-0202 -- FAX

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to a dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If the Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=================================================================================================================================
                                                  PROPOSED
                                                  MAXIMUM           PROPOSED
   TITLE OF EACH CLASS OF      AMOUNT TO BE    OFFERING PRICE   MAXIMUM AGGREGATE  EXERCISE PRICE  PROCEEDS TO      AMOUNT OF
SECURITIES TO BE REGISTERED   REGISTERED(1)     PER SHARE(*)    OFFERING PRICE(*)    PER SHARE     THE COMPANY   REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common stock, par value
  $0.001....................        333,400        $4.625         $1,541,975.00          --            -0-           $  454.89
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
  $0.001 underlying Class B
  Convertible Preferred
  Stock.....................      3,771,422        $4.625         $17,442,826.00         --            -0-           $5,145.64
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
  $0.001 underlying Loan
  Warrants..................        707,142        $4.625         $3,270,531.70        $0.01        $7,071.42        $  966.90
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
  $0.001(**)................  (**)1,770,541          --                      --          --            -0-                 (**)
---------------------------------------------------------------------------------------------------------------------------------
        Total...............                                                                                         $6,567.43
=================================================================================================================================

(1) The prospectus contained in this current registration statement is a combined prospectus pursuant to Rule 429 which also relates to an earlier registration statement No. 333-15025. The securities registered hereby are offered pursuant to terms and provisions which provide for a change in the amount of securities being offered or issued, to include an indeterminate number of additional shares of Common Stock issuable to prevent dilution from stock splits, stock dividends, or similar transactions. Pursuant to Rule 416, this registration statement shall be deemed to cover such additional securities to be offered or issued in connection with any such terms or provisions.


 * Estimated solely for the purpose of calculating the registration fee. Calculated pursuant to Rule 457 and based on the average high and low price of the Company's Common Stock on April 8, 1998. Estimated legal, accounting, printing fees are $33,000.00.


** These securities were previously registered on Form SB-2 effective February 11, 1997. The prospectus contained in this Form S-3 is also a post-effective amendment to the Form SB-2, file number 333-15025 and serves as the current prospectus for these securities. The total amount of $2,453.43 was paid as a fee to the Securities and Exchange Commission for these securities in connection with the original registration statement filed on Form SB-2.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JUNE 19, 1998


                         ENVIRONMENTAL SAFEGUARDS, INC.

                        6,582,505 SHARES OF COMMON STOCK

     This Prospectus relates to the resale of 6,582,505 shares of common stock, par value $0.001 per share (the "Common Stock"), of Environmental Safeguards, Inc. (the "Company") which may be offered and sold from time to time (the "Stockholder Shares") by certain security holders of the Company (the "Selling Stockholders") on the American Stock Exchange (AMEX) or through other types of transactions. See, "Plan of Distribution". Of the total number of shares offered hereby, (i) 3,771,422 are issuable upon conversion of the Company's Class B Convertible Preferred Stock, (ii) 707,142 are issuable upon the exercise of certain warrants (the "Warrants") to acquire Common Stock, (iii) 333,400 are currently outstanding shares of the Company's Common Stock purchased by certain security holders pursuant to the Company's private placement memorandum dated September 18, 1996, and (iv) 1,770,541 were issued to holders in connection with the conversion of the Company's 10% Convertible Debentures. See, "Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares of Common Stock offered hereby. However, if all of the Warrants representing shares of Common Stock in this offering are exercised, the Company will receive aggregate proceeds therefrom of $7,071.42. The Selling Stockholders may from time to time sell all or any portion of the Common Stock on the American Stock Exchange (AMEX), in the over-the-counter market, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices, or by any other legally available means. A current Prospectus must be in effect at the time of the sale of the shares of Common Stock to which this Prospectus relates. The Common Stock may be offered and sold from time to time by the Selling Stockholders directly or through broker dealers, or in a distribution by one or more underwriters on a firm commitment or a best efforts basis. The Selling Stockholders and any broker-dealer who participates in the distribution of the Common Stock may be deemed to be Underwriters ("Underwriters") within the meaning of the Securities Act of 1933, as amended (the "Act"). Any commission received by any broker-dealer and any profit on resale of Common Stock purchased by them may be deemed to be underwriting commission under the Act. The Company will incur certain expenses in connection with this Offering. See, "Use of Proceeds" and "Plan of Distribution".


     The Company's Common Stock is traded on the American Stock Exchange under the symbol "EVV". On June 16, 1998, the last closing sales price of the Company's Common Stock as reported on the American Stock Exchange was $4 7/8 per share.


     FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK, SEE THE "RISK FACTORS" SECTION OF THIS PROSPECTUS BEGINNING ON PAGE 4.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The Date of this Prospectus is        , 1998.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR ITS SUBSIDIARIES SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY STATE WHERE SUCH OFFER WOULD BE UNLAWFUL.

                               TABLE OF CONTENTS


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SECTION                                                       PAGE
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
Available Information.......................................    2
Documents Incorporated by Reference.........................    2
Forward-looking Statement and Information...................    2
The Company.................................................    3
Risk Factors................................................    4
Recent Events...............................................   10
Use of Proceeds.............................................   10
Selling Stockholders........................................   11
Plan of Distribution........................................   12
Description of Securities...................................   13
Limitations on Directors' Liability; Indemnification........   15
Legal Matters...............................................   16
Experts.....................................................   16
Pro Forma Financial Statements..............................  F-1

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Commission. The Company will provide without charge to each person who receives a copy of this Prospectus, upon written or oral request, a copy of any information that is incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference). Such request should be directed to Environmental Safeguards, Inc., Attention of James S. Percell, 2600 South Loop West, Suite 645, Houston, Texas 77054, tel. (713) 641-3838

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Act with respect to the securities offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and this offering, reference is made to the Registration Statement, including the exhibits filed therewith, as well as such reports, proxy statements and other information filed with the Commission, which may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Company is an electronic filer. The Commission maintains a Web site on the Internet that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of the site is http://www.sec.gov. Visitors to the site may access such information by searching the EDGAR data base on the site.

                      DOCUMENTS INCORPORATED BY REFERENCE


     The Company hereby incorporates by reference in this Prospectus: (i) the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997; (ii) Amendment No. 1 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997; (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; (iv) the Company's Current Report on Form 8-K Amendment No. 1 filed on March 2, 1998; and (v) the Company's Report on Form 8-K Amendment No. 2 filed on June 19, 1998. All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1997, are hereby incorporated herein by reference.


     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act, prior to the termination of this offering, shall be deemed to be incorporated by reference into this Prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or replaces such statement.

                   FORWARD-LOOKING STATEMENT AND INFORMATION

     The Company is including the following cautionary statement in this Prospectus, and the Registration Statement on Form S-3 of which it is a part to make applicable and take advantage of the safe harbor provision of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Certain statements contained herein are forward-looking statements and, accordingly, involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitations, management's examination of historical operating trends, data contained in the

Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished. In addition to other factors and matters discussed elsewhere herein, the following are important factors that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements: the ability of the Company to attain widespread market acceptance of its technology; the ability of the Company to obtain acceptable forms and amounts of financing to fund planned expansion efforts; demand for the Company's services; competitive factors; the actual useful life of ITD Units; and the ability of the Company to maintain acceptable utilization rates on its equipment.

                                  THE COMPANY

     The Company was incorporated under the laws of the State of Nevada in December 1985, under the name of Cape Cod Investment Company. In December 1986, the name of the Company was changed to Cape Cod Ventures, Inc. In August 1987, the Company completed an initial public offering of 4,148,000 shares of Common Stock at a price of $0.001 per share pursuant to the exemption from the registration requirements of the Securities Act of 1933 provided by Regulation
A. In May 1993, the Company executed an Agreement and Plan of Reorganization (the "Reorganization Agreement") with National Fuel & Energy, Inc. ("NFE"), providing for the acquisition of NFE by the Company in exchange for shares of the Company's Common Stock. In connection with the reorganization, the name of the Company was changed to Environmental Safeguards, Inc., and NFE became a wholly-owned subsidiary of the Company. NFE is a Wyoming Corporation. In December 1997, the Company, through NFE, acquired the remaining 50% interest in OnSite Technology, L.L.C., an Oklahoma limited liability company, ("OnSite") which was previously owned by Parker Drilling Company. As a result of this transaction OnSite is now a wholly owned subsidiary of NFE.

     Substantially all of the Company's activities are conducted through OnSite which is engaged in the development, production and sale of environmental remediation and recycling technologies and services. OnSite owns the technologies included in the Company's indirect thermal desorption units ("ITD Units"), and the proprietary processes for on-site remediation and recycling of hydrocarbon contaminated soil. To date, the environmental remediation and recycling services provided by the Company have involved the removal of petroleum contaminants from soil using the ITD Units. Each ITD Unit is an easily transportable processing system which produces clean soil from contaminated soil while reclaiming the hydrocarbons. ITD Units are transported from one clean-up site to another. To date, the environmental remediation and recycling services provided by the Company have involved the removal of petroleum contaminants from soil using indirect thermal remediation and recycling equipment. The Company's customers have been large corporations in the oil and gas drilling industry that have anticipated the changing regulatory climate with respect to soil and other environmental contamination and have taken the initiative in removing contaminants from their properties.

     The primary services offered by the Company involve remediation and recycling of soil contaminated by oil-based drilling mud, fuel spills, leakage at storage tanks and other sources of hydrocarbon contamination. To remediate and recycle the contaminated soil, the Company utilizes ITD Units consisting of
(i) an indirect thermal desorption unit wherein the hydrocarbon contaminated soil is indirectly heated, thereby causing the hydrocarbon contamination to vaporize; and (ii) a condensation process system, which causes the hydrocarbon vapor to condense to a liquid, or an afterburner or thermal oxidizer which incinerates the hydrocarbon vapor. The ITD Units are mobile, and thus, contaminated soil can be remediated and recycled at the customer's location. The Company, through OnSite, typically submits a bid for a project based on the costs of moving the equipment to the location, the estimated charges for labor and fuel, the nature and extent of the contamination, the type and moisture content of the soil, the estimated processing time and the desired profit margin. Generally, once a contract has been awarded, OnSite moves its equipment to the customer's location. The Company does not haul or dispose of soil or contaminants away from the customer's location.

     OnSite currently operates three of the four ITD Units which it owns. Of these, one ITD Unit is operating for Newpark Resources, Inc. ("Newpark Resources") in Louisiana, one ITD Unit is in Venezuela pending the finalization of a contract with a major oil and gas industry participant, and the third ITD Unit is newly fabricated and undergoing internal quality control review. The fourth ITD Unit which the Company owns is leased to OnSite Columbia, Inc. ("Onsite Colombia") in which OnSite owns a 50% interest. OnSite Colombia leases one ITD Unit from OnSite as stated above, and OnSite Colombia leases two additional ITD Units pursuant to sale-leaseback agreements with unrelated third parties. OnSite Colombia operates all of the ITD Units in Colombia for a major oil and gas industry participant. Four additional ITD Units are under construction and are anticipated to be ready for use at customer locations starting in July, 1998. The remaining three ITD Units are anticipated to be ready for use at customer locations during August and September, 1998. At such time, the Company's portable fleet of ITD Units will consist of ten ITD Units. However, there is no assurance that completion or delivery of these four additional ITD Units will take place as scheduled.


     Unless otherwise indicated, references to the Company include OnSite and NFE, the Company's wholly owned subsidiaries.

     The offices of the Company are located at 2600 South Loop West, Suite 645, Houston, Texas 77054 and its telephone number is (713) 641-3838.

     The Company's Common Stock is traded on the American Stock Exchange under the symbol "EVV".

                                  RISK FACTORS

     The Common Stock offered hereby is speculative and involves a high degree of risk. In addition to the other information set forth in this Prospectus, each prospective investor should carefully consider the following risk factors before making an investment decision.

RECENT LOSSES

     The Company incurred net losses of $1,849,000 and $647,000 for the fiscal years ended December 31, 1997 and December 31, 1996, respectively. In order to attain profitability, the Company must secure contracts at acceptable processing prices and control costs so as to produce a positive operating margin. There can be no assurance the Company can do so, and the failure of the Company to obtain profitability could ultimately result in the inability of the Company to pay its financial obligations as they become due.


     At December 31, 1997, and 1996, the Company reported working capital of approximately $5,277,000 and $3,304,000 respectively. The Company has historically funded its operations through a combination of internally generated cash, short-term borrowing and through debt and equity financing. Until such time as the operating results of the Company improve sufficiently to fund the Company's operations, the Company must obtain outside financing to fund the expansion of its business. Any additional debt or equity financing may have a dilutive effect. The Company is currently seeking equity financing to raise capital in part to reduce debt. The effect of such a debt reduction would be to reduce the Company's interest costs and thus reduce losses. There can be no assurance that the Company will be successful in raising capital through the sale of equity.


LIQUIDITY AND CAPITAL RESOURCES


     The Company has experienced prior losses from operations. This circumstance and the significant commitment by the Company to expand its ITD Unit fleet may cause the Company liquidity problems. In December, 1997, the Company raised from an investor group $14,000,000 in a debt and equity financing, of which $8,000,000 consisted of $4,000,000 of Series B Convertible Preferred Stock and $4,000,000 of Series C Preferred Stock and $6,000,000 consisted of debt (the "Debt") as evidenced by several term notes issued pursuant to a Loan and Security Agreement with the investor group (the "Loan Agreement"). Pursuant to the terms of the Loan Agreement, the Company has the right to borrow an additional $5,000,000 provided that it is not in default under the terms of the Loan Agreement. In connection with this right, the Company has notified the investor group of the Company's intention to borrow the additional $5,000,000. The Company anticipates receiving these funds before the end of the second quarter of 1998. The Company used a portion of the proceeds of that transaction to acquire the remaining 50% interest in OnSite and to retire $3,000,000 in existing debt. As a result of these transactions, the Company retained approximately $3,000,000 to utilize for working capital, expenses associated with the financing and general corporate purposes. See, "Recent Events".

ONGOING CAPITAL REQUIREMENTS OF ONSITE

     The Company's ability to expand and increase its revenues, assets and income is directly related to its ability to pay for construction of new ITD Units as demand dictates. Further capital could be needed to meet such demand and would be required to be provided from the Company's operations, from the sale of equity securities, borrowing, or other sources of third party financing. There is no assurance that capital will be available from any of these sources. Further, the sale of equity securities could dilute the Company's existing stockholders' interest, and borrowings from third parties could result in restrictive loan terms which would increase its debt service requirements and could restrict the Company's operations. Pursuant to the terms of the Loan Agreement, the Company has available an additional credit facility in the amount of $5,000,000 (the "Credit Facility") provided that the Company is not in default under the Loan Agreement.


GROWTH STRATEGY



     The Company's growth strategy is to seek customers who require remediation and reclamation/recycling services primarily for oil and gas drilling sites where the Company's ITD technology can be used on a regular basis with little downtime other than transporting the ITD Units from time to time. Further, firms conducting drilling activity in certain countries other than the United States are required to carry out drilling site remediation activity, which makes such foreign markets candidates for the Company's remediation and recycling services. Thus, the Company's service revenues may be concentrated outside of the United States. Moreover, during the period that the Company has a limited number of ITD Units its service revenues may be concentrated in a small number of customers. See, Risk Factors -- Foreign Political Climate.


FOREIGN POLITICAL CLIMATE


     The Company, through OnSite Colombia, has entered into contracts with major global oil and gas industry participants for the Company's remediation and recycling services. Three ITD Units are operating in the Republic of Colombia. Any changes in the political climate of the Republic of Colombia, or even a mere unsettling in the current political climate, could have a negative impact on the Company, up to and including the complete loss of ITD Units operating in the Republic of Colombia. The Republic of Colombia has had an unsettling past involving drug trafficking, narco-terrorism, domestic terrorism, and alleged political corruption. While the Company maintains hazard insurance to address these risks in the Republic of Colombia, the loss of potential income due to the interruption of the Company's services could have an adverse effect on the financial condition of the Company. See, Risk Factors -- Operating Risks and Possible Insufficiency of Insurance. Further, the Company's assets and operations located in Colombia are subject to the risk of nationalization or expropriation. The Company has not experienced any set backs in connection with the foreign political climate. The Company anticipates that the scope of its operations may include activity in other nations where similar risks could exist. During 1996, 25% of the Company's service revenues were generated outside of the United States from one customer and the Company had service revenues from one other customer representing 75% of service revenues within the United States. During 1997, 96% of the Company's service revenues were generated outside of the United States from one customer. The Company anticipates that during 1998 approximately 80% of the Company's services revenues will be generated outside of the United States from three customers. Accordingly, there is a likelihood that the Company's percent of sales generated outside of the United States will remain high and the Company believes such sales will be less concentrated in a few customers as additional ITD Units come into the fleet.


INTERNATIONAL TRANSACTIONS

     The Company is taking part in business operations in the Republic of Colombia as described elsewhere herein. International business transactions might create exposure for the Company to potential financial concerns in the areas of foreign currency exchange, if the Company is paid in whole or in part in a foreign currency, routine or extraordinary foreign government control of the transfer of funds across international borders, and foreign taxes, tariffs and duties. Any of the foregoing could adversely impact the Company. The Company anticipates that the scope of its operations may include other nations in South America, such as the

Republic of Venezuela, where similar risks exist. The functional currency of OnSite Colombia is the U.S. dollar because customer invoicing, customer receivables, imported equipment and many of the operating cost factors are denominated in U.S. dollars. The Company plans to continue to implement the same approach as other foreign operations come on stream in the course of conducting business abroad in an effort to minimize risks associated with foreign exchange fluctuation and its affect on Company profitability.

FABRICATION OF ITD UNITS


     The Company uses outside fabricators to construct the ITD Units. The Company negotiates bids and awards contracts for fabrication. The Company has proprietary designs and engineering techniques which it uses for custom fabrication. The fabrication process may subject the Company to several risks. Deficient fabrication or financial instability of a fabricator could upset the Company's ability to manufacture the ITD Units on a timely basis which could result in delays in fulfilling contracts for soil remediation and recycling. Failure to fulfill contracts for remediation and recycling could result in the loss of such contracts or could subject the Company to liability for nonperformance of the contracts. The Company has identified at least five fabricators currently capable of fabricating the ITD Units at a competitive price. Four additional ITD Units which are presently being fabricated for the Company are expected to be ready for shipment to customer locations starting in July, 1998, bringing the Company's portable fleet to 10. However, there is no assurance that completion or delivery of these four additional ITD Units will take place as scheduled.


ECONOMIC CONDITIONS AND RELATED UNCERTAINTIES

     Environmental service companies are affected by economic conditions as well as government policies. Economic downturns could result in decreased demand for the Company's services. Potential customers could seek to delay their environmental remediation and recycling programs during such economic downturns. The Company's operations are dependent upon its ability to market its services. While the Company would aggressively pursue its marketing efforts, in a time of general or industry specific decline, such as a decline in oil and gas drilling activity or a decline in the demand for remediation and recycling services, the Company's business activities could be adversely affected.

PRODUCT DEVELOPMENT RISKS, AND USEFUL LIFE OF ITD UNITS

     The ITD Units used by the Company are continually being refined, adjusted and improved. There is no assurance that the Company's ITD Units will perform in accordance with the Company's expectations over a long period of time or that there will be continued demand for the Company's products and services in commercially justifiable quantities. The Company estimates that the useful life of an ITD Unit is 5 years. However, the actual useful life of an ITD Unit is unknown and could be greater or less than 5 years.

PROPRIETARY TECHNOLOGY

     The U.S. Patent and Trademark Office has allowed certain claims to methods and apparatuses for removing and treating hydrocarbon contaminated drill cuttings and a patent has been issued to the Company. Other inventions of the Company are patent-pending. The Company has also filed for patent protection through the Patent Cooperation Treaty, and directly in certain foreign countries. The Company has also filed additional U.S. patent applications for treating hydrocarbon contaminated soil; for the process and apparatus of separating and recovering hydrocarbons and water from the ITD Units; and on several novel ITD Unit mechanical features. The Company cannot state that others will not independently develop alternative proprietary information for similar types of processes and apparatus. The Company has not received notice that any of its apparatus or processes used in regard to the ITD Units infringe upon any U.S. patent.

GOVERNMENTAL REGULATIONS

     The Company renders services in connection with the remediation, recycling and disposal of various wastes. Federal, state and local laws and regulations have been enacted regulating the handling and disposal of wastes and creating liability for certain environmental contamination caused by such waste. Accordingly, the

Company is subject to potential liability for environmental damage its ITD Units or its operations may cause, particularly as a result of contamination of water or soil. Environmental laws regulate, among other things, the transportation, storage, handling and disposal of waste. Moreover, so-called "toxic tort" litigation has increased markedly in recent years as persons allegedly injured by chemical contamination seek recovery for personal injuries or property damage. These legal developments present a risk of liability should the Company be deemed to be responsible for contamination or pollution caused or increased by any remediation, recycling or cleanup effort conducted by it, or for an accident which occurs in the course of such remediation, recycling or cleanup effort. There can be no assurance that the Company's policy of establishing and implementing proper procedures for complying with environmental regulations will be effective at preventing the Company from incurring a substantial environmental liability. If the Company were to incur a substantial uninsured liability for environmental damage, its financial condition could be materially adversely affected. Furthermore, the Company may from time to time become subject to governmental enforcement proceedings and resulting fines or other sanctions and may incur penalties. Such expenditures could be substantial and accordingly could have a material adverse effect on the Company's financial condition.

     The Company presently has the ability to perform soil remediation and recycling services that meet applicable federal and state standards for the delivery of its services, and for the level of contaminant removal. The government can, however, impose new standards. If new regulations were to be imposed, the Company may not be able to comply in either the delivery of its services, or in the level of contaminant removed from the soil.

COSTS OF COMPLIANCE WITH GOVERNMENTAL REGULATIONS

     Governmental regulations govern matters such as the disposal of residual chemical wastes, operating procedures, waste water discharges, fire protection, worker and community right-to-know, and emergency response plans. Governmental authorities have the power, under various circumstances, to enforce compliance, and violators may be subject to civil or criminal penalties. Private individuals may also have the right to sue to enforce compliance with certain of the governmental requirements.

     Operating permits are generally required by federal and state environmental agencies for the operation of the Company's ITD Units. Most of these permits must be renewed periodically and the governmental authorities involved have the power, under various circumstances, to revoke, modify, or deny issuance or renewal of these permits. However, it is generally the Company's customers who must obtain such permits, if applicable, not the Company.

     As a result of the stringent regulations governing the operation of the Company's ITD Units, operating the ITD Units and conducting business in compliance with the various applicable regulations requires the Company to commit significant human and capital resources and results in increased operating costs. The Company may from time to time become subject to governmental enforcement proceedings and resulting fines or other sanctions and may incur penalties. Such expenditures can be substantial and accordingly could have a material adverse effect on the Company's financial condition.

COMPETITION


     There are many companies which currently dispose of hazardous and industrial wastes and remediate, recycle or clean up sites which have been contaminated, and such companies are continually attempting to develop new and improved products and services. Other companies utilize competing technologies and techniques in an attempt to provide more economical or superior remediation and recycling services. Many of the Company's competitors are well established companies with substantially greater capital resources, larger research and development staffs and facilities and substantially greater marketing capabilities than the Company.



     The Company differentiates itself from its competitors primarily on what the Company believes to be a significantly higher operational service level and a significantly higher value-added result for its clients for the remediation of hydrocarbons from soils and the subsequent reclaiming of the hydrocarbons into liquids for customer recycling or resale. For example, some of the features of the Company's ITD Unit design which the Company believes provide service-level advantages include:



          Recovery: The Company's ITD Units remove 99% of hydrocarbon contaminants from the waste-stream soil (e.g., drill cuttings), resulting in zero latent liability to the client. Conversely, some competitive technologies such as incineration, solidification and bio-remediation result in continuing latent liability.



          Moreover, the Company's ITD Units transform waste streams into value for its clients by reclaiming valuable hydrocarbons for client recycling or resale. For example, during the past 18 months, the Company's equipment has reclaimed 4.5 million gallons of diesel oil while processing drill cuttings for a major O&G participant in Colombia.



          Tonnage: The Company's ITD Units have proven processing capability of from 5-10 tons per hour with up to 30% hydrocarbon-saturation in the soil. Some competitors are capable of similar processing speeds, but with nearer to 5% hydrocarbon saturation levels. This factor alone results in a 6-fold throughput advantage for the Company's ITD.



          Portability: The Company's ITD Units are built on two 40 foot trailer beds for portability of the service to the clients location, avoiding costly hauling expenses of contaminated materials to a central location. In addition, the ITD Units design permits rig-down and/or rig-up in less than a day. Some competitive units are much less transportable, or not portable at all.



          Wide Range of Hydrocarbons Treated: The Company's ITD Units operate at low temperatures (200 degrees Fahrenheit), high temperatures (1,000-1,200 degrees Fahrenheit), and anywhere in between, thereby enabling the remediation of wide ranges of hydrocarbon contaminants encountered at client sites, including halogenated volatiles, halogenated semivolatiles, non-halogenated volatiles, non-halogenated semivolatiles, fuel hydrocarbons and pesticides.



     The Company believes that competition in the industry is concentrated in remediation services, whereas the Company's ITD technology not only provides remediation services, but also is capable of reclaiming and recycling valuable hydrocarbons. The Company further believes that its pricing policies are competitive. No assurance, however, can be given that the Company will be able to successfully compete with such companies or alternative technologies.


TECHNOLOGICAL OBSOLESCENCE

     The Company uses a method called indirect thermal desorption to remediate and recycle soil. While the Company believes that this technology has a long market life, there is no assurance that the Company's technology will be marketable in the future. Existing or future technologies of competitors could make the Company's services obsolete and the Company could suffer a loss of customers and revenue as a result. The Company's research and development activities, to the extent that such activity takes place, are de minimis and relate only to the incidental efforts of the Company to make incremental improvements in operating efficiencies, design, and fabrication.

OPERATING RISKS AND POSSIBLE INSUFFICIENCY OF INSURANCE

     The business of the Company exposes it to various risks, including claims for damage to property, injuries to persons, negligence and professional errors or omissions in the planning or performing of services, which claims could be substantial. OnSite, the entity through which operations are conducted, maintains $1,000,000 of general liability insurance, $1,000,000 of auto liability insurance and an additional $5,000,000 of excess umbrella liability coverage on all of its operations. There can be no assurances that such insurance will continue to be adequate to meet the needs of the Company, or that the Company will be able to continue to maintain or obtain adequate or required insurance coverage as its business grows or, if obtainable, purchase it at reasonable rates. If the Company has difficulty in maintaining or obtaining such coverage, it could be at a competitive disadvantage with other companies, it may become exposed to significant uninsured risks and losses, and/or may be unable to continue certain of its operations. Under the Company's insurance policies, there are various exclusions that are customary in the industry. Accordingly, there can be no assurance that liabilities that may be incurred by the Company will be covered by its insurance or that the dollar amount of such liabilities which are covered by its insurance will not exceed the Company's policy limits. A partially or completely uninsured claim, if successful, could have a material adverse effect on the Company's financial condition and results of operations.

LACK OF DIVERSIFICATION; RISKS OF INVESTING IN THE INDUSTRY

     The Company operates primarily in the environmental services industry. The current plan of operation calls for expansion within, but does not anticipate diversification beyond, this industry. The plan of operation, therefore, subjects the Company to the economic fluctuations within this industry and increases the risk associated with its operations. An investment in any aspect of the environmental services industry is speculative and historically has involved a high degree of risk. The continued success of the Company will depend on various factors over which the Company has little or no control.

DEPENDENCE ON MANAGEMENT

     The Company is dependent upon the time, talent and experience of James S. Percell, its President and Chief Executive Officer, with whom the Company has an employment agreement. The loss of the services of Mr. Percell, for any reason, could have a material adverse effect on the Company. The Company, however, has obtained key-man life insurance on Mr. Percell in the amount of $5,000,000.

FUTURE NEED FOR ADDITIONAL PERSONNEL

     As a result of a recent restructuring of the management and operations of the Company, the Company has obtained the services of new personnel to perform certain functions important to the long-term development of the Company, including operations, accounting, finance and quality control functions. The Company may hire additional staff with the special skills and education necessary for important Company functions. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel.

ANTI-TAKEOVER EFFECTS OF ISSUANCE OF PREFERRED STOCK

     The Company has authorized 10,000,000 shares of preferred stock, par value $0.001 per share ("Preferred Stock"), of which the Company has issued and outstanding 3,771,422 shares of Series B Convertible Preferred Stock and 400,000 shares of Series C Preferred Stock. Thus, the Company could issue up to 5,828,578 additional shares of Preferred Stock. Preferred Stock is entitled to certain preferences over the Common Stock. The Company's board of directors has authority, without action or consent by the shareholders, to issue the authorized but unissued shares of Preferred Stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation rights, conversion rights, and other rights of any such series. All Preferred Stock, when and if issued, could adversely affect the rights of the holders of Common Stock. For example, such issuances could result in a class of securities outstanding that would have preferences with respect to voting rights and dividends and in liquidation over the Common Stock, and could, upon conversion or otherwise, enjoy all of the rights of holders of Common Stock. The Board's authority to issue Preferred Stock could discourage potential takeover attempts and could delay or prevent a change in control of the Company through merger, tender offer, proxy contest or otherwise by making such attempts more difficult to achieve or more costly. Further, pursuant to the Loan Agreement, the Company may not merge or consolidate with any Person, or sell, lease, transfer or otherwise dispose of any substantial part of its assets (whether in one or more transactions).

SHARES ELIGIBLE FOR FUTURE SALE

     There is currently only a limited market for the common stock of the Company. Possible or actual sales of a substantial number of shares of Common Stock by the Selling Stockholders in this Offering could have a negative impact on the market price of the Common Stock of the Company. Further, the Company does not anticipate engaging an Underwriter to assist in a distribution of shares of Common Stock on behalf of the Selling Stockholders.

     Accordingly, there is no assurance that the Selling Stockholders will be able to sell the shares of Common Stock for any particular price.

     In addition, of the 9,282,265 shares of the Company's Common Stock outstanding as of January 28, 1998, approximately 3,975,958 shares are restricted securities as that term is defined in Rule 144 adopted under the Act ("Restricted Securities"). Rule 144 governs resales of Restricted Securities for the account of any person, other than an issuer, and restricted and unrestricted securities for the account of an "affiliate" of the issuer. Restricted securities generally include any securities acquired directly or indirectly from an issuer or its affiliates which were not issued or sold in connection with a public offering registered under the Securities Act. An affiliate of the issuer is any person who directly or indirectly controls, is controlled by, or is under common control with, the issuer. Affiliates of the Company may include its directors, executive officers, and persons directly or indirectly owning 10% or more of the outstanding Common Stock. Under Rule 144 unregistered resales of restricted Common Stock cannot be made until it has been held for one year from the later of its acquisition from the Company or an affiliate of the Company. Thereafter, shares of Common Stock may be resold without registration subject to Rule 144's volume limitation, aggregation, broker transaction, notice filing requirements, and requirements concerning publicly available information about the Company ("Applicable Requirements"). Resales by the Company's affiliates of restricted and unrestricted Common Stock are also subject to the Applicable Requirements. The volume limitations provide that a person, or persons who must aggregate their sales, cannot, within any three-month period, sell more than the greater of (i) one percent of the then outstanding shares, or (ii) the average weekly reported trading volume during the four calendar weeks preceding each such sale. A person who is not deemed an "affiliate" of the Company and who has beneficially owned shares for at least two years would be entitled to sell such shares under Rule 144 without regard to the Applicable Requirements. The Company believes that approximately 1,176,595 shares of Common Stock have been held for more than two years, and therefore may be sold by nonaffiliates without limitation.

     No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market would likely have a material adverse effect on prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through equity financing.

DILUTION DUE TO OUTSTANDING OPTIONS AND WARRANTS


     In addition to the 3,771,422 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock and the 707,142 shares of Common Stock issuable upon the exercise of the Warrants, the Company presently has outstanding options to purchase (i) 2,760,000 shares of its Common Stock which are exercisable at $0.60 per share and expire in November 2005, (ii) 602,500 shares of its Common Stock which are exercisable at $2.50 per share and expire in March 2007, (iii) 25,000 shares of its Common Stock which are exercisable at $3.75 per share and expire in November 2007, (iv) 1,110,114 shares its Common Stock which are exercisable at $3.00 per share and expire in December 2007, (v) 463,542 shares of its Common Stock which are exercisable at $5.00 per share and expire in November 1998, (vi) 169,470 shares of its Common Stock which are exercisable at $5.00 per share and expire in April 2008; and
(vii) 3,248 shares of its Common Stock which are exercisable in approximately equal amounts at prices ranging from $2.38 to $4.00 per share and expire in January 2008. The exercise of the outstanding options by the holders thereof may result in the dilution in the interests of the other stockholders of the Company.


     Further, pursuant to the Loan Agreement, the Company is required to issue additional warrants if certain conditions exist in the future. If the Debt is not repaid in full by February 17, 2001, then the Company must authorize, issue and deliver warrants to acquire up to 188,571 shares of common stock. If the Company borrows additional funds pursuant to the Credit Facility, then the Company must authorize, issue and deliver warrants to acquire up to 707,142 shares of common stock.

POSSIBLE VOLATILITY OF COMMON STOCK PRICE

     The market price of the Common Stock of the Company may be highly volatile, as has been the case with the securities of many other small capitalization companies. Additionally, in recent years, the securities markets have experienced a high level of price and volume volatility and the market prices of securities for many companies, particularly small capitalization companies, have experienced wide fluctuations which have not necessarily been related to the operating performances or underlying asset values of such companies. Securities of issuers having relatively limited capitalization or securities recently issued in a public offering are particularly susceptible to change based on short-term trading strategies of certain investors. Further, the resale of Common Stock in this Offering by Selling Stockholders could affect the market price of the Common Stock.

NO CASH DIVIDENDS

     The Company has never paid cash dividends on its Common Stock and the Board of Directors does not anticipate paying cash dividends in the foreseeable future. It currently intends to retain future earnings to finance the growth of its business. Further, pursuant to the terms of its Loan Agreement with Cahill, Warnock Strategic Partners Fund, L.P. and others, the Company is precluded from paying any dividends while the loan is outstanding. See, "Recent Events".

                                 RECENT EVENTS

     On December 17, 1997, Environmental Safeguards, Inc. (the "Company"), entered into a Purchase Agreement (the "Purchase Agreement") with Parker Drilling Company and Parker Drilling Investment Company, (collectively, "Parker") which provided for the acquisition by the Company, through it's wholly owned subsidiary, National Fuel & Energy, Inc. ("NFE"), of Parker's 50% interest in OnSite Technology L.L.C. ("OnSite") resulting in NFE becoming the owner of 100% of OnSite. Pursuant to the terms of the Purchase Agreement, the Company paid $8,000,000 for the 50% interest and repaid a $3,000,000 loan that had been made to the Company by an affiliate of Parker. As part of the transaction, Parker returned to the Company 300,000 unexercised warrants to purchase the Company's common stock. The acquisition was the result of negotiations between the Company and Parker and was based on numerous factors including the Company's estimate of the net worth of OnSite, and the future business prospects of OnSite.


     The Company's sources of funds to effect the acquisition was the sale of $8,000,000 of new Series B Convertible Preferred Stock and Series C Preferred Stock and the borrowing of $6,000,000 (the "Loan Agreement") from an investor group consisting of Cahill, Warnock Strategic Partners Fund, L.P., Strategic Associates, L.P., Newpark Resources, Inc. and James H. Stone, who is the Chairman of Stone Energy Corporation. Pursuant to this financing, the Company agreed to register the shares of Common Stock underlying the Series B Convertible Preferred Stock and the shares issuable upon exercise of certain warrants to acquire common stock of the Company. Further, pursuant to the financing David L. Warnock was appointed as a Director of the Company.


     As a result of the financing, the Company retained approximately $3,000,000 after the transaction to use for working capital, expenses associated with the financing and general corporate purposes.


     Pursuant to the Loan Agreement, the Company has made formal notification to the investor group of the Company's intention to borrow the additional $5,000,000 from the investor group. The Company anticipates receiving these funds before the end of the second quarter of 1998.



     Cahill, Warnock Strategic Partners Fund, L.P. and Strategic Associates, L.P. are investments funds that invest in small public companies. Newpark Resources, Inc. ("Newpark") is a provider of oil field services and is listed on the New York Stock Exchange. Newpark has entered into a contract with the Company whereby the Company has contracted for one ITD Unit at Newpark's Fouchon, Louisiana dockside facility for the remediation and reclamation of contaminated soil that Newpark may barge-in from offshore drilling sites.



     Pro forma financial statements are included herein as set forth beginning on page F-1.


                                USE OF PROCEEDS

     The Company will not receive any proceeds upon the resale of the Common Stock by the Selling Stockholders. In the event the shares of Common Stock are issued upon exercise of all of the Warrants, the Company will receive as gross proceeds from the exercise of the Warrants of $7,071.42 which it intends to utilize to defray the expenses in connection with this offering. The Company does not anticipate that any proceeds from this offering will be available after the payment of such offering expenses. The Selling Stockholders will not pay any of the costs of this Registration.

                              SELLING STOCKHOLDERS

     The following table sets forth the name of each Selling Stockholder, the number of shares of Common Stock offered by each Selling Stockholder, the number of shares of Common Stock to be owned by each Selling Stockholder if all shares were to be sold in the Offering and the percentage of the Company's outstanding Common Stock that will be owned by each Selling Stockholder if all shares are sold in the offering. The shares of Common Stock being offered hereby are being registered to permit public secondary trading and the Selling Stockholders may offer all or a portion of the shares for resale from time to time.

                                                SHARES       SHARES      SHARES OWNED      PERCENTAGE
                                                 OWNED       OFFERED    AFTER OFFERING     OWNED AFTER
SELLING                                         BEFORE         FOR      IF ALL OFFERED   OFFERING IF ALL
STOCKHOLDER(1)                                OFFERING(2)     SALE      SHARES SOLD(3)     SHARES SOLD
--------------                                -----------   ---------   --------------   ---------------
Glen Pfeil and Joyce Pfeil..................      20,000       20,000             0               0%
Susan Roberts...............................      10,000       10,000             0               0%
Jeffrey B. Jones............................      10,000       10,000             0               0%
R. Bruce Jones(4)...........................      20,000       20,000             0               0%
Golden Holt.................................      20,000       20,000             0               0%
Russell S. Jones DDS Employee Profit Sharing
  Plan......................................      10,000       10,000             0               0%
Badger Investments LLC......................     308,797      107,152       201,645             2.2%
David B. Holt...............................      12,000       12,000             0               0%
Larry D. Jones..............................      15,000       10,000         5,000            0.05%
Eugene P. Zanolli...........................      15,000       10,000         5,000            0.05%
Kelle Simon.................................      10,000       10,000             0               0%
Howard Lowe.................................      10,000       10,000             0               0%
Bradley C. Jones............................      10,000       10,000             0               0%
Richard K. Jackson..........................      12,000       12,000             0               0%
Parley D. Turnbow...........................      10,000       10,000             0               0%
Ralph H. Sudbury............................      20,000       20,000             0               0%
Tri-Jacobs Partnership......................      66,250       10,000        56,250             0.6%
James Seamans...............................     207,593      204,305         3,288            0.04%
Robert C. Ryan(5)...........................      57,018       56,261           757            0.01%
Jim Doherty.................................      48,000       48,000             0               0%
Jerry R. Roberts, IRA.......................      10,000       10,000             0               0%
Cahill, Warnock Strategic Partners Fund,
  L.P.(6)...................................   2,045,943    2,045,943             0               0%
Strategic Associates, L.P.(6)...............     113,364      113,364             0               0%
Newpark Resources, Inc.(7)..................   2,239,282    2,239,282             0               0%
James H. Stone..............................      79,975       79,975             0               0%
James S. Percell(8).........................   1,269,785       34,861     1,234,924            13.3%

                                                SHARES       SHARES      SHARES OWNED      PERCENTAGE
                                                 OWNED       OFFERED    AFTER OFFERING     OWNED AFTER
SELLING                                         BEFORE         FOR      IF ALL OFFERED   OFFERING IF ALL
STOCKHOLDER(1)                                OFFERING(2)     SALE      SHARES SOLD(3)     SHARES SOLD
--------------                                -----------   ---------   --------------   ---------------
Robin M. Pate(9)............................   1,119,030       17,432     1,101,598            11.9%
Kelly Trimble(10)...........................      13,061       10,917         2,144            0.02%
Frank J. Gillen(11).........................      32,311       20,917        11,394            0.12%
Allen Trevino(12)...........................     178,014       17,430       160,584             1.7%
Lee W. Jackson..............................     268,797       87,153       181,644             2.0%
Banyon Investment Company...................      35,986       35,000           986            0.01%
Robert D. Axelrod(13).......................      25,759       17,430         8,329            0.07%
Robin Allen Pate(9).........................     443,982      435,764         8,218            0.09%
L.E Gunnels.................................      88,797       87,153         1,644            0.02%
Jerry Lyn McKinney..........................      35,518       34,861           657            0.01%
KGB Family Ltd. Partnership(14).............       1,959        1,630           329            0.01%
Keith Biesinger(15).........................      20,657       20,000           657            0.01%
Richard S. Cook.............................       7,329        7,000           329            0.01%
James F. Jez................................      19,536       19,174           362            0.01%
The Diane Davis 1992 Revocable Trust........      87,153       87,153             0               0%
R. Bruce Jones DDS PC Profit Sharing
  Trust.....................................      88,797       87,153         1,644            0.02%
Rodney K. Rayburn...........................      53,278       52,292           986            0.01%
Sean Ltd....................................     319,667      313,750         5,917            0.06%
Roberds-Johnson Industries(16)..............      88,797       87,153         1,644            0.02%

---------------

 (1) Except as set forth below, no Selling Stockholder has held any position or office, or has had any material relationship with the Company or any of its affiliates within the past three years:

 (2) Assumes that all Warrants currently exercisable or exercisable within the next 60 days have been exercised and all Preferred Stock has been converted.

 (3) Assumes no sales are effected by the Selling Stockholders during the offering period other than pursuant hereto.

 (4) R. Bruce Jones is a beneficiary of The Jones Family Trust which owns 88,797 shares of the Common Stock of the Company.

 (5) Of these shares, Robert C. Ryan Trustee owns 35,518 shares of the Common Stock of the Company, all of which are beneficially owned by Robert C. Ryan.

 (6) David L. Warnock is a control person of Cahill, Warnock Strategic Partners Fund, L.P. and Strategic Associates, L.P. Mr. Warnock is currently a director of the Company.

 (7) Newpark Resources, Inc. presently contracts with the Company for one ITD Unit and may in the future contract with the Company for additional ITD Units.

 (8) James S. Percell is a principal stockholder, Chairman and President of the Company.

 (9) Robin M. Pate is a Director of the Company. Robin Allen Pate is the son of Robin M. Pate.

(10) Kelly Trimble also indirectly owns 185,000 shares through Noel Investments and 66,250 shares through Tri-Jacobs Partnership.

(11) Frank J. Gillen also indirectly owns 185,000 shares through Calamitous L.C.

(12) Allen Trevino is a former Director of the Company.

(13) Robert D. Axelrod is the Company's legal counsel for certain legal matters.

(14) Kathy Carter, President of the Company's transfer agent, is a beneficiary of the KGB Family Ltd. Partnership.

(15) Keith Biesinger was formerly the Company's legal advisor.

(16) Roberds-Johnson Industries fabricates ITD Units for the Company on a successful bid basis.

                              PLAN OF DISTRIBUTION

     The Selling Stockholders have advised the Company that the Stockholder Shares may be sold or distributed from time to time by the Selling Stockholders, their distributees or assignees, or by pledgees, donees or transferees of, or other successors in interest to, the Selling Stockholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire Stockholder Shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The distribution of the Stockholder Shares may be effected by one or more of the following methods: (i) ordinary brokers' transactions, which may include long or short sales; (ii) transactions involving cross or block trades or otherwise on the American Stock Exchange; (iii) purchases by brokers, dealers or underwriters as principals and resale by such purchasers for their own accounts pursuant to this Prospectus; (iv) "at the market" to or through market makers or into an existing market for the Common Stock; (v) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents; (vi) through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or
(vii) any combination of the foregoing, or by any other legally available means. In addition, the Selling Stockholders, their distributees or assignees, or their successors in interest may enter into hedging transactions with broker-dealers who may engaged in short sales of Common Stock in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders, their distributees or assignees, or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery to such broker-dealers of the Stockholder Shares, which Stockholder Shares may be resold thereafter pursuant to this Prospectus.

     Brokers, dealers, underwriters or agents participating in the distribution of the Stockholder Shares as agent may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders (and, if they act as agent for the purchaser of such Stockholder Shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer, underwriter or agent might be greater or less than those customary in the type of transaction involved.

     The Selling Stockholders and any brokers, dealers, underwriters or agents that participate in the distribution of the Stockholder Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such persons might be deemed to be underwriting discounts and commissions under the Securities Act. Neither the Company nor the Selling Stockholders can presently estimate the amount of such compensation. The Company knows of no existing arrangements between any Selling Stockholder and any other Selling Stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the Stockholder Shares.

     To the extent required, the Company will file, during any period in which offers or sales are being made, a supplement to this Prospectus which sets forth, with respect to a particular offering, the specific number of Stockholder Shares to be sold, the name of the Selling Stockholder, the sales price, the name of any participating broker, dealer, underwriter or agent, any applicable commission or discount and any other material information with respect to the plan of distribution not previously disclosed.

     The Company will not receive any of the proceeds from the sale of the Stockholder Shares offered hereby. The Company will pay substantially all of the expenses incident to this Offering of the Stockholder Shares by the Selling Stockholders to the public other than commissions and discounts of brokers, dealers, underwriters or agents. The Company has agreed to indemnify certain of the Selling Stockholders and certain related persons against certain liabilities, including certain liabilities under the Securities Act.

     In order to comply with certain states' securities laws, if applicable, the Stockholder Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is satisfied.

     There is no assurance that the Selling Stockholders will sell any or all of the Stockholder Shares.

                           DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 50,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value.

     The following summary description of the securities of the Company is qualified in its entirety by reference to the Company's Articles of Incorporation, Bylaws, Certificate of Designation, Preferences, Rights and Limitations of Series B Convertible Preferred Stock and the Certificate of Designation, Preferences, Rights and Limitations of Series C Preferred Stock which are filed as exhibits to the Registration Statement of which this Prospectus is a part. See, "Additional Information".

PREFERRED STOCK

     The Company's board of directors has authority, without action or consent by the stockholders, to issue the authorized but unissued shares of Preferred Stock in one or more series, to establish the number of shares to be included in each series and to fix the designations, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. This includes, among other things, voting rights, conversion privileges, dividend rates, redemption rights, sinking fund provisions and liquidation rights which shall be superior to the common stock.

     Series B Convertible Preferred Stock. The Company has authorized 5,000,000 shares of Series B Convertible Preferred Stock, of which 3,771,422 shares are issued and outstanding. Series B Convertible Preferred Stock is entitled to receive dividends at the same rate as dividends on Common Stock. Series B Convertible Preferred Stock may be converted into fully paid and non-assessable shares of the Company's Common Stock. The number of shares of Common Stock into which each share of Series B Convertible Preferred Stock may be converted is determined by multiplying the number of shares of Series B Convertible Preferred Stock to be converted by $1.06 and dividing the result by the Conversion Price which presently is $1.06. The conversion price is subject to adjustment under certain conditions, which include, but are not limited to stock splits, stock dividends, combinations or corporate reorganizations.

     Except for the election of directors, the shares of Series B Convertible Preferred Stock shall be entitled to vote, together with the shares of the Company's Common Stock, on all matters presented at any annual or special meeting of stockholders of the Company, or may act by written consent in the same manner as the holders of the Company's Common Stock, upon the following basis: each holder of Series B Convertible Preferred Stock shall be entitled to cast such number of votes for each share of Series B Convertible Preferred Stock held by such holder on the record date fixed for such meeting, or on the effective date of such written consent, as shall be equal to the number of shares of the Company's Common Stock into which each of such holder's shares of Series B Convertible Preferred Stock is convertible immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent.

     So long as the Series B Convertible Preferred Stock is outstanding and unconverted to Common Stock, the holders of the Series B Convertible Preferred Stock, voting separately as a class, shall be entitled to elect one member of the Board of Directors.

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series B Convertible Preferred Stock then outstanding are entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of any other class of capital stock of the Company, an amount equal to $1.06 per share, plus accumulated and unpaid dividends thereon to the date fixed for distribution. A consolidation or merger of the Company (in the event that the Company is not the surviving entity) or sale of all or substantially all of the Company's assets is regarded as a liquidation, dissolution or winding up of the affairs of the Company.

     So long as twenty-five percent (25%) of the shares of Series B Convertible Preferred Stock are outstanding, the Company shall not: (i) create, authorize or issue shares of any class or series of stock, or any security convertible into such class or series ranking senior to or on parity with the Series B Convertible Preferred Stock either as to payment of dividends or as distributions in the event of a liquidation, dissolution or winding up of the Company; or (ii) amend, alter or repeal any provision of the Articles of Incorporation or

Bylaws of the Company so as to affect adversely the relative rights, preferences, qualifications, limitations or restrictions (including, without limitation, expanding the number of members on the Board of Directors) of the Series B Convertible Preferred Stock; or (iii) declare or pay any dividend on its Common Stock if any dividends are unpaid on the Series B Convertible Preferred Stock; or (iv) redeem for cash any other securities issued by the Company; or (v) directly or indirectly, enter into any merger, consolidation or other reorganization in which the Company shall not be the surviving Company, unless the surviving Company shall, prior to such merger, consolidation or reorganization, agree in writing to assume the obligations of the Company under the Certificate of Designation. The Company, however, is not limited in its power to issue bonds, notes, mortgages, debentures, common stock, preferred stock ranking junior to the terms of the Series B Convertible Preferred Stock and other obligations, and to incur indebtedness to banks and to other lenders.

     The Company has no right of redemption with respect to the Series B Convertible Preferred Stock.

     Series C Preferred Stock. The Company has authorized 400,000 shares of Series C Preferred Stock of which 400,000 shares are issued and outstanding. Series C Preferred Stock is entitled to received dividends in an annual amount equal to the prime rate plus one and one-half percent (1 1/2%) as reported by NationsBank of Maryland, N.A. on the outstanding stated value of the Series C Preferred Stock. The dividends are calculated as of the last day of each quarter, and are payable quarterly in arrears with the first quarterly payment due for the quarter ending March 31, 1998. The Series C Preferred Stock is not convertible into the Company's Common Stock. Holders of Series C Preferred Stock are not entitled to vote on any matters.

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series C Preferred Stock then outstanding shall be entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of any other class of capital stock of the Company, except Series B Convertible Preferred Stock, an amount equal to $10.00 per share. A consolidation or merger of the Company (in the event that the Company is not the surviving entity) or sale of all or substantially all of the Company's assets shall be regarded as a liquidation, dissolution or winding up of the affairs of the Company.

     The Company, at its sole discretion, may redeem any and/or all of the shares of Series C Preferred Stock as may be outstanding from time to time, upon thirty (30) days written notice to the holders. The Redemption Price for each share of Series C Preferred Stock shall be $10.00, plus accumulated and unpaid dividends thereon to the date fixed for redemption. The redemption notice shall provide for the date of redemption and the redemption price, along with the number of shares of Series C Preferred Stock to be redeemed.

LIMITATION ON PAYMENT OF DIVIDENDS

     The Company may not, except for dividends payable in connection with the Series C Preferred Stock, authorize or pay any dividends at any time if any amount is unpaid with respect to the $6,000,000 Loan Agreement.

              LIMITATION ON DIRECTOR'S LIABILITY; INDEMNIFICATION

     The Articles of Incorporation of the Company ("Articles") provide, as permitted by governing Nevada law, that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on behalf of the Company against a director.

     The Articles provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil litigation or criminal action brought against them on account of their being or having been Company directors or officers unless, in such action, they are adjudged to have acted with gross negligence or willful misconduct.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the forgoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     The inclusion of this provision in the Articles may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders.

     The Articles provide for the indemnification of its executive officers and directors, and the advancement to them of expenses in connection with any proceedings and claims, to the fullest extent permitted by the Nevada law. The Articles include related provisions meant to facilitate the indemnities' receipt of such benefits. These provisions cover, among other things: (i) specification of the method of determining entitlement to indemnification and the selection of independent counsel that will in some cases make such determination, (ii) specification of certain time periods by which certain payments or determinations must be made and actions must be taken, and (iii) the establishment of certain presumptions in favor of an indemnitee.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed on for the Company by Axelrod Smith & Kirshbaum of Houston, Texas. Mr. Robert D. Axelrod presently owns 25,759 shares of Common Stock of the Company.

                                    EXPERTS

     The consolidated balance sheets at December 31, 1996 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended of Environmental Safeguards, Inc. incorporated by reference into this Prospectus and Registration Statement have been audited by Ham, Langston & Brezina, L.L.P. , independent auditors, as set forth in their report, and are incorporated by reference in reliance upon such report, given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Environmental Safeguards, Inc. appearing in Environmental Safeguards, Inc.'s Annual Report (Form 10-KSB) for the year ended December 31, 1997 and the consolidated financial statements of OnSite Technology, L.L.C. for the period January 1, 1997 through December 17, 1997 appearing in Environmental Safeguards, Inc.'s Current Report on Form 8-K Amendment No. 1, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                         ENVIRONMENTAL SAFEGUARDS, INC.

            UNAUDITED PROFORMA CONSOLIDATED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                         ENVIRONMENTAL SAFEGUARDS, INC.
            UNAUDITED PROFORMA CONSOLIDATED STATEMENT OF OPERATIONS


                             ---------------------


     On December 17, 1997, Environmental Safeguards, Inc. (the "Company") acquired Parker Drilling Company's 50% interest in OnSite Technology, L.L.C. ("OnSite") and, accordingly, OnSite became a wholly-owned subsidiary of the Company. Prior to this transaction, the Company accounted for its 50% ownership interest in OnSite on the equity method and following the transaction on the consolidation method. The $8,000,000 purchase price and the resulting required repayment of $3,000,000 of long-term debt due to a Parker subsidiary was financed through a private sale of Series B and Series C preferred stock, combined with senior secured notes and warrants for shares of the Company's common stock. This acquisition has been accounted for using the purchase method of accounting. The following Unaudited Proforma Consolidated Statement of Operations for the year ended December 31, 1997 gives effect to the transaction as if it had occurred on January 1, 1997.



     The Unaudited Proforma Consolidated Financial Statements are presented for informational purposes only and are not necessarily indicative of the results of operations that would have been achieved had the transaction been completed at January 1, 1997, nor are they indicative of the Company's future results of operations.



     The Unaudited Proforma Consolidated Financial Statements should be read in conjunction with the historical financial statements of the Company and related notes thereto.

                         ENVIRONMENTAL SAFEGUARDS, INC.
            UNAUDITED PROFORMA CONSOLIDATED STATEMENT OF OPERATIONS


                      FOR THE YEAR ENDED DECEMBER 31, 1997


                             ---------------------


                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                 AS        PROFORMA         AS
                                                              REPORTED    ADJUSTMENTS    ADJUSTED
                                                              --------    -----------    --------
Service revenue.............................................  $ 6,678                    $ 6,678
Cost of providing services..................................    3,226        $ 151(a)      3,377
                                                              -------        -----       -------
  Gross margin..............................................    3,452          151         3,301
Selling, general and administrative expenses................    2,076          407(b)      2,483
Acquired research and development...........................      786         (786)(i)        --
                                                              -------        -----       -------
     Income (loss) from operations..........................      590          228           818
Other income (expenses):
  Interest income...........................................      192                        192
  Interest expense..........................................     (466)        (600)(c)    (1,369)
                                                                              (487)(d)
                                                                               184(e)
  Foreign currency transaction losses.......................      (31)                       (31)
  Other.....................................................        4           (4)(f)        --
                                                              -------        -----       -------
Income (loss) before provision for income taxes, minority
  interest, elimination of pre-acquisition earnings of
  subsidiary and extraordinary item.........................      289         (679)         (390)
Provision for income taxes..................................    1,205                      1,205
                                                              -------        -----       -------
Loss before minority interest, elimination of
  pre-acquisition earnings of subsidiary and extraordinary
  item......................................................     (916)        (679)       (1,595)
Minority interest...........................................     (547)                      (547)
Elimination of pre-acquisition earnings of subsidiary.......      (34)          34(g)         --
                                                              -------        -----       -------
Loss before extraordinary item..............................   (1,497)        (645)       (2,142)
Extraordinary gain (loss) on extinguishment of debt.........     (352)         352(h)         --
                                                              -------        -----       -------
Net loss....................................................   (1,849)       $(293)       (2,142)
                                                                             =====
Beneficial conversion feature of Class B preferred stock....   (3,998)                    (3,998)
Accretion of discount on Class C preferred stock............      (16)                      (375)
Class C preferred stock dividends...........................      (17)                      (400)
                                                              -------                    -------
Net loss available to common stockholders...................  $(5,880)                   $(6,915)
                                                              =======                    =======
Basic and dilutive earnings (loss) per common share:
  Before extraordinary item.................................  $ (0.61)                   $ (0.76)
  Extraordinary item........................................    (0.04)                        --
                                                              -------                    -------
  Net loss per common share.................................  $ (0.65)                   $ (0.76)
                                                              =======                    =======
Weighted average shares outstanding.........................    9,075                      9,075
                                                              =======                    =======



     See notes to unaudited proforma consolidated statement of operations.

                ENVIRONMENTAL SAFEGUARDS, INC. AND SUBSIDIARIES



                    NOTES TO UNAUDITED PROFORMA CONSOLIDATED


                            STATEMENT OF OPERATIONS



1. BASIS OF PRESENTATION



     On December 17, 1997, Environmental Safeguards, Inc. (the "Company") acquired Parker Drilling Company's ("Parker") 50% interest in OnSite Technology, L.L.C. ("OnSite") and, accordingly, OnSite became a wholly-owned subsidiary of the Company. Prior to this transaction, the Company accounted for its 50% ownership interest in OnSite on the equity method, and following the transaction on the consolidation method. The $8,000,000 purchase price and the resulting required repayment of $3,000,000 of long-term debt to a Parker subsidiary was financed through a private sale of Series B and Series C preferred stock, senior secured notes, and warrants for shares of the Company's common stock. This acquisition has been accounted for using the purchase method of accounting. The Unaudited Proforma Consolidated Statement of Operations for the year ended December 31, 1997 gives effect to the transaction as if it had occurred at January 1, 1997.



     The Company believes that the assumptions used in preparing the Unaudited Proforma Consolidated Statement of Operations provide a reasonable basis for presenting all of the significant effects of the OnSite acquisition (other than any synergies anticipated by the Company, and nonrecurring charges directly attributable to the purchase and nonrecurring charges that will result from combining operations), and that the proforma adjustments give effect to those assumptions in the Unaudited Proforma Consolidated Statements of Operations.



2. EARNINGS PER SHARE



     Net loss per share of common stock was computed by dividing the net income available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Due to the net loss, all of the common stock equivalents were excluded from this calculation due to their anti-dilutive effect. Certain amounts attributable to the Class B and Class C preferred stock have been deducted from the net loss to derive net loss available to common stockholders. These amounts include the cumulative dividends to be paid on the Class C preferred stock and the accretion of the discounts on both the Class C and Class B preferred stock. The entire Class B discount is charged to net loss available to common stockholders immediately due to the immediate conversion features of the related instruments. The Class C discount is accreted to its liquidation value over a period of 26 months.



3. PROFORMA ADJUSTMENTS



     Proforma adjustments to the Unaudited Proforma Consolidated Statements of Operations are as follows:



     a.Reflects additional depreciation expense resulting from the adjustment of OnSite's equipment (indirect thermal desorption remediation units) to fair market value at the time of acquisition.



     b.Reflects the amortization of engineering design and developed technology costs, an intangible asset related to the acquisition of the interest in OnSite. The intangible asset is being amortized over an 8 year estimated economic life.



     c.Reflects additional interest expense resulting from the additional long-term debt incurred in connection with the acquisition of OnSite based on interest at 10% per year.



     d.Reflects interest cost resulting from the amortization of the discount on the sale of the long-term debt.



     e.Reflects the elimination of interest expense on $3.0 million of long-term debt to a Parker subsidiary, the repayment of which was required upon acquisition of OnSite.



     f.Reflects the elimination of the amortization of a deferred gain between the Company and OnSite which was eliminated in the purchase price allocation for the acquisition of OnSite.

                ENVIRONMENTAL SAFEGUARDS, INC. AND SUBSIDIARIES



                    NOTES TO UNAUDITED PROFORMA CONSOLIDATED


                     STATEMENT OF OPERATIONS -- (CONTINUED)



     g.Reflects the elimination of income allocated to Parker prior to the Company's acquisition of Parker's 50% interest in OnSite.



     h.Reflects the elimination of the non-recurring extraordinary loss on early repayment of debt to Parker in connection with the Company's acquisition of Parker's 50% interest in OnSite.



     i.Reflects the elimination of the non-recurring charge for acquired research and development costs which were incurred in connection with the acquisition of Parker's 50% interest in OnSite.

                                    PART II

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses to be incurred in connection with the distribution of the securities being registered. The expenses shall be paid by the Company.


SEC Registration Fee........................................  $ 6,567.43
Printing and Engraving Expenses.............................    2,500.00
Legal Fees and Expenses.....................................   15,000.00
Accounting Fees and Expenses................................   15,000.00
Blue Sky Fees and Expenses..................................        0.00
Transfer Agent Fees and Miscellaneous.......................      500.00
                                                              ----------
Total.......................................................  $39,567.43


ITEM 15. LIMITATION ON DIRECTOR'S LIABILITY; INDEMNIFICATION

     The Articles of Incorporation of the Company ("Articles") provide, as permitted by governing Nevada law, that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on behalf of the Company against a director.

     The Articles provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil litigation or criminal action brought against them on account of their being or having been Company directors or officers unless, in such action, they are adjudged to have acted with gross negligence or willful misconduct.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the forgoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     The inclusion of this provision in the Articles may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders.

     The Articles provide for the indemnification of its executive officers and directors, and the advancement to them of expenses in connection with any proceedings and claims, to the fullest extent permitted by the Nevada law. The Articles include related provisions meant to facilitate the indemnitees' receipt of such benefits. These provisions cover, among other things: (i) specification of the method of determining entitlement to indemnification and the selection of independent counsel that will in some cases make such determination, (ii) specification of certain time periods by which certain payments or determinations must be made and actions must be taken, and (iii) the establishment of certain presumptions in favor of an indemnitee.

ITEM 16.

      EXHIBIT NO.                         IDENTIFICATION OF EXHIBIT
      -----------                         -------------------------

         3.1*            -- Certificate of Incorporation of the Registrant, as
                            amended.
         3.2*            -- Bylaws of the Registrant.
         4.1*            -- See Exhibits 3.1 and 3.2. for provisions of the Articles of Incorporation and Bylaws of the Registrant defining
                            rights of holders of common stock of the Registrant.
         4.2*            -- Common Stock specimen.
         4.3**           -- Certificate of Designation, Preferences, Rights and
                            Limitations of Series B Convertible Preferred Stock.
         4.4**           -- Certificate of Designation, Preferences, Rights and
                            Limitations of Series C Preferred Stock.
         4.5*            -- Form of Warrant Certificate dated December 17, 1997
                            (Included in Exhibit 10.5).
         5.1***          -- Opinion of Axelrod, Smith & Kirshbaum.
        10.1**           -- Purchase Agreement dated December 17, 1997, among the
                            Company, Parker Drilling Investment Company and Parker
                            Drilling Company.
        10.2*            -- Loan and Security Agreement dated December 17, 1997 by
                            and among the Company, National Fuel & Energy, and OnSite
                            Technology, L.L.C. as Borrowers and Cahill, Warnock
                            Strategic Partners Fund, L.P., Strategic Associates,
                            L.P., Newpark Resources, Inc. and James H. Stone, as
                            Lenders.
        10.3*            -- Form of Registration Rights Agreement pursuant to Private
                            Placement Memorandum dated September 18, 1996.
        10.4*            -- Form of Registration Rights Agreement dated December 17,
                            1997, between the Company and Cahill, Warnock Strategic
                            Partners Fund, L.P., Strategic Associates, L.P., Newpark
                            Resources, Inc. and James H. Stone.
        10.5*            -- Form of Warrant Agreement dated December 17, 1997,
                            between the Company and Cahill, Warnock Strategic
                            Partners Fund, L.P., Strategic Associates, L.P., Newpark
                            Resources, Inc. and James H. Stone.
        23.1***          -- Consent of Axelrod, Smith & Kirshbaum (Included in
                            Exhibit 5.1).
        23.2***          -- Consent of Ham, Langston & Brezina, L.L.P.
        23.3***          -- Consent of Ernst & Young LLP

---------------

* Previously filed as an exhibit to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997, and incorporated by reference thereto.

** Previously filed as an exhibit to the Company's Current Report on Form 8-K dated December 17, 1997 and filed December 30, 1997, and incorporated herein by reference thereto.

*** Filed herewith.

ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offer or sales are being made, a post-effective amendment to this registration statement:

             i. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;


             ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and


             iii. To include any additional or changed material information with respect to the plan of distribution.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) i. That, for the purpose of determining liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

             ii. That, for the purpose of determining liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and authorized this Amendment No. 1 to the Form S-3 Registration Statement to be signed on its behalf by the undersigned, in the City of Houston, State of Texas on June 19, 1998.


                                        ENVIRONMENTAL SAFEGUARDS, INC.

                                        By:       /s/ JAMES S. PERCELL
                                           -------------------------------------
                                                     James S. Percell,
                                                 Chairman of the Board and
                                                  Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated.


                  SIGNATURE                                     TITLE                        DATE
                  ---------                                     -----                        ----
            /s/ JAMES S. PERCELL                 Chairman of the Board, Chief            June 19, 1998
---------------------------------------------      Executive Officer, and Director
              James S. Percell

               /s/ BRYAN SHARP                   Director                                June 19, 1998
---------------------------------------------
                 Bryan Sharp

               /s/ ROBIN PATE                    Director                                June 19, 1998
---------------------------------------------
                 Robin Pate

             /s/ ALBERT WOLFORD                  Director/Secretary                      June 19, 1998
---------------------------------------------
               Albert Wolford
                                                 Director
---------------------------------------------
              David L. Warnock

              /s/ RONALD BIANCO                  Chief Financial Officer and             June 19, 1998
---------------------------------------------      Vice-Secretary
                Ronald Bianco

                               INDEX TO EXHIBITS

        EXHIBIT
          NO.                             IDENTIFICATION OF EXHIBIT
        -------                           -------------------------
        3.1(*)           -- Certificate of Incorporation of the Registrant, as
                            amended.
        3.2(*)           -- Bylaws of the Registrant.
        4.1(*)           -- See Exhibits 3.1 and 3.2 for provisions of the Articles of Incorporation and Bylaws of the Registrant defining
                            rights of holders of common stock of the Registrant.
        4.2(*)           -- Common Stock specimen.
        4.3(**)          -- Certificate of Designation, Preferences, Rights and
                            Limitations of Series B Convertible Preferred Stock.
        4.4(**)          -- Certificate of Designation, Preferences, Rights and
                            Limitations of Series C Preferred Stock.
        4.5(*)           -- Form of Warrant Certificate dated December 17, 1997
                            (Included in Exhibit 10.5).
        5.1(***)         -- Opinion of Axelrod, Smith & Kirshbaum.
       10.1(**)          -- Purchase Agreement dated December 17, 1997, among the
                            Company, Parker Drilling Investment Company and Parker
                            Drilling Company.
       10.2(*)           -- Loan and Security Agreement dated December 17, 1997 by
                            and among the Company, National Fuel & Energy, and OnSite
                            Technology, L.L.C. as Borrowers and Cahill, Warnock
                            Strategic Partners Fund, L.P., Strategic Associates,
                            L.P., Newpark Resources, Inc. and James H. Stone, as
                            Lenders.
       10.3(*)           -- Form of Registration Rights Agreement pursuant to Private
                            Placement Memorandum dated September 18, 1996.
       10.4(*)           -- Form of Registration Rights Agreement dated December 17,
                            1997, between the Company and Cahill, Warnock Strategic
                            Partners Fund, L.P., Strategic Associates, L.P., Newpark
                            Resources, Inc. and James H. Stone.
       10.5(*)           -- Form of Warrant Agreement dated December 17, 1997,
                            between the Company and Cahill, Warnock Strategic
                            Partners Fund, L.P., Strategic Associates, L.P., Newpark
                            Resources, Inc. and James H. Stone.
       23.1(***)         -- Consent of Axelrod, Smith & Kirshbaum (Included in
                            Exhibit 5.1).
       23.2(***)         -- Consent of Ham, Langston & Brezina, L.L.P.
       23.3(***)         -- Consent of Ernst & Young LLP

---------------

  (*) Previously filed as an exhibit to the Company's Annual Report on Form
      10-KSB for the fiscal year ended December 31, 1997, and incorporated by reference thereto.

 (**) Previously filed as an exhibit to the Company's Current Report on Form 8-K dated December 17, 1997 and filed December 30, 1997, and incorporated herein by reference thereto.

(***) Filed herewith.